UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 18, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MakeMyTrip Limited

File No. 001-34837 - CF# 36456

_____

MakeMyTrip Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 20, 2018.

Based on representations by MakeMyTrip Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.30	through July 31, 2023
Exhibit 4.31	through July 31, 2023
Exhibit 4.32	through July 31, 2023
Exhibit 4.33	through July 31, 2023
Exhibit 4.34	through June 20, 2023
Exhibit 4.35	through June 20, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary